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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

12014909

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2012

Washington, DC
110

SEC FILE NUMBER
8 - 68393

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Moorgate Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Rockefeller Plaza, 24th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Alexander — (212) 554-3890
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Michael Alexander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moorgate Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH MARGARET QUINLAN
Notary Public
Commonwealth of Virginia
7367573
My Commission Expires Jul 31, 2014

Signature

PARTNER
Title

Sarah Margaret Quinlan
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOORGATE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

MOORGATE SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Moorgate Securities LLC

We have audited the accompanying statement of financial condition of Moorgate Securities LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Moorgate Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 28, 2012

MOORGATE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	374,403
Transaction fees receivable		18,553
	$	392,956
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, due to Parent	$	19,087
Member's equity		373,869
	$	392,956

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Moorgate Securities LLC ("Moorgate" or the "Company") is a limited liability company organized under the laws of the state of Delaware on April 28, 2009. The Company is wholly-owned by Moorgate Capital Partners LLC (the "Parent"). The Company's operations consist primarily of financial advisory and private capital raises for corporate clients.

On April 14, 2010, the Company became a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 28, 2012. Subsequent events have been evaluated through this date.

Transaction Fees Revenue

Transaction fees revenue are fees arising from offerings in which the Company acts as an underwriter or agent. Transaction fees revenue are recorded in accordance with the terms of the engagement agreements.

Income Tax

The Company is a limited liability company. As such, income or loss of the Company, in general, is allocated to the Parent for inclusion in its income tax return. Accordingly, the Company has not provided for federal, state or local income taxes.

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2009.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $355,000, which was approximately $350,000 in excess of its minimum requirement of $5,000.

3. Concentrations of credit risk

During the year ended December 31, 2011, 100% of the Company's revenue was from two customers.

The Company maintains its cash balance in a single financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $250,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

Pursuant to the management and expense sharing agreement, the Parent will pay directly certain operating expenses, which are incurred "in common" by the Company. The Parent will provide to the Company all equipment, furniture, utilities, facilities and administrative support necessary or appropriate to carry on the Company's activities. The Parent agreed that it will apportion to and collect from the Company on a monthly basis 25% of the "in common" expenses incurred. At December 31, 2011, these expenses were approximately $490,000. In lieu of repayment, the Parent applied the amount to member contributions.

The Company incurs various travel and other expenses related to transaction deals which are generally reimbursable from their customers. These amounts are initially paid by the Parent and reimbursed by the Company and are included in Due to Parent on the Statement of Financial Condition as of December 31, 2011. The Company records the associated receivable from their customers as transaction fees receivable.

6. Subsequent events

In January 2012, the Company received approximately $1,500,000 related to the sale of a company for which Moorgate acted as the agent for an offering.

The Company also made a distribution of $450,000 during January 2012.